Exhibit 99.2

Management’s Discussion and Analysis Second Quarter Ended June 30, 2022 (Expressed in United States dollars, except per share amounts and where otherwise noted)

August 4, 2022

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the condensed consolidated interim financial statements for the period ended June 30, 2022 and related notes thereto which have been prepared in accordance with IFRS 34, Interim Financial Reporting of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, as well as the annual audited consolidated financial statements for the year ended December 31, 2021, which are in accordance with IFRS, and the related MD&A. References to "Entrée" and the "Company" are to Entrée Resources Ltd. and/or one or more of its wholly-owned subsidiaries. For further information on the Company, reference should be made to its continuous disclosure (including its most recently filed annual information form ("AIF")), which is available on SEDAR at www.sedar.com. Information is also available on the Company’s website at www.EntreeResourcesLtd.com. Information on risks associated with investing in the Company’s securities is contained in the Company’s most recently filed AIF. Technical and scientific information under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") concerning the Company’s material property, including information about mineral resources and reserves, is contained in the Company’s most recently filed AIF and in its technical report titled "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report" with an effective date of October 8, 2021 prepared by Wood Canada Limited ("Wood").

Q2 2022 HIGHLIGHTS

Oyu Tolgoi Underground Development Update

The Oyu Tolgoi project in Mongolia includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by Entrée’s joint venture partner Oyu Tolgoi LLC ("OTLLC") and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC (see "Overview of Business" below). On August 4, 2022, OTLLC’s 66% shareholder Turquoise Hill Resources Ltd. ("Turquoise Hill") provided an update on Oyu Tolgoi underground development:

•	COVID-19 cases identified at Oyu Tolgoi continued at low levels in the second quarter 2022 and the testing regime has been eased. OTLLC has continued to progressively increase on-site personnel numbers with the workforce in the second quarter 2022 approaching full capacity. OTLLC’s major focus continues to be the safety and wellbeing of its workers. Ongoing monitoring of COVID-19 cases continues, and controls will continue to be reviewed, as necessary.
•	During the second quarter 2022, the underground project achieved a significant milestone with the blasting of the first two Panel 0 draw bells on the Oyu Tolgoi mining licence ahead of schedule. The third draw bell subsequently fired on July 29, 2022. The timing of sustainable production from Panel 0 on the Oyu Tolgoi mining licence is trending earlier in the first half 2023.
•	Underground production activities, including undercut blasting and on-footprint construction work such as roadways and steel set construction, continue to progress well. During the second quarter 2022, a total of 26,098 metres of undercut drilling, 2,071 metres of draw bell drilling and 8,061 square metres of undercut blasting were completed.
•	Turquoise Hill has completed its review of the 2022 cost and schedule update for the underground project. The 2022 cost and schedule update has resulted in an increase of the total expected underground development capital from $6.75 billion to $7.06 billion. The increase incorporates known and future incremental COVID-19 costs, escalation, associated taxes, and minor impacts of changes in labor laws.
•	The Shaft 3 headframe was commissioned and sinking commenced on March 31, 2022, with the cumulative sinking level at 183 metres below ground level as at July 3, 2022. Shaft 4 advancement was 288 metres below ground level as at July 3, 2022. The rate of progress in Shafts 3 and 4 improved during the quarter due to the optimization work program to maximize the productivity of their development. The 2022 cost and schedule update identified an approximate 15-month delay in the commissioning of Shafts 3 and 4 from the schedule in the Definitive Estimate. As previously disclosed, Turquoise Hill now expects Shafts 3 and 4 to be commissioned in the first half 2024, and it continues to monitor progress closely against the 2022 schedule update. Shafts 3 and 4 are required to provide ventilation to support production from Panels 1 and 2 during ramp up to 95,000 tonnes per day ("tpd"). The impact of the shaft delays on the commencement of Panels 1 and 2 is currently under assessment by OTLLC. The Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property is located in the northern portion of Panel 1.
•	At the end of June 2022, cumulative underground development on the Oyu Tolgoi mining licence is 70,939 equivalent metres ("eqm") and cumulative Conveyor to Surface advancement is 16,088 eqm.
•	Design optimization work for Lift 1 on the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property continues with the aim of minimizing risk and maximizing productivity. To support ongoing mining studies, additional data continues to be collected from surface and underground drilling. During the second quarter 2022, drilling was focused on the northern part of Panel 1, the southern part of Panel 2 and Lift 2. For the remainder of 2022, drilling is designed to target Lift 2 and future mining areas which are on the Lift 1 horizon and currently excluded from the mineral reserve. OTLLC has scheduled the Lift 1 Panel 1 design optimization study for completion in early 2023.

Entrée/Oyu Tolgoi JV Property Update

•	For Panel 1 drilling on the Entrée/Oyu Tolgoi JV Property, the Entrée/Oyu Tolgoi joint venture (the "Entrée/Oyu Tolgoi JV") has approved a budget with diamond drill holes targeting Hugo North Extension Lifts 1 and 2. Drilling in 2022 is now expected to comprise ~15 underground holes that will all be collared from underground drill stations along the eastern boundary of the porphyry mineralized footprint on the Oyu Tolgoi mining licence but crossing onto the Entrée/Oyu Tolgoi JV Property. As of early August, 11 of the underground holes have been drilled, which includes ~1,575 metres of Lift 1 drilling and ~1,823 metres of Lift 2 drilling out of a total ~5,085 metres expected to be drilled on the Entrée/Oyu Tolgoi JV Property. In addition, two surface diamond drill holes totalling ~3,560 metres are scheduled to be drilled starting in August. These two holes will be entirely on the Entrée/Oyu Tolgoi JV Property and will target the northern portion of the Hugo North Extension deposit. Analytical results of all drillholes are pending. The timing and scope of the Panel 1 drilling is still subject to change.
•	With the relaxation of COVID-19 related restrictions in Mongolia, exploration drilling programs resumed in 2022. On the Shivee Tolgoi mining licence, three reverse circulation ("RC") holes totalling 900 metres and one 800 metre diamond drill hole have been completed at the North Ulaan Khud target. Analytical results are pending. An additional three planned RC holes totalling 900 metres at North Ulaan Khud, as well as three planned diamond drill holes totalling 2,200 metres at the Airstrip target are underway. On the Javhlant mining licence, five RC holes totalling 1,500 metres are planned for each of the Bumbat Ulaan and West Mag targets, with drilling expected to commence in the third quarter 2022.
•	The Company continues to monitor the situation in Mongolia including with respect to possible delays to commencement of Panel 1. The Company will assess the potential impact of any delays as it becomes aware of them and will update the market accordingly.
•	On May 26, 2022, the Company announced it has commenced binding arbitration proceedings to seek declarations and orders for specific performance relating to certain provisions of the Equity Participation and Earn-in Agreement (the "Earn-in Agreement") with Turquoise Hill dated October 15, 2004, as amended and subsequently assigned to OTLLC and the Joint Venture Agreement appended to the Earn-in Agreement (the "Entrée/Oyu Tolgoi JVA"). The parties have been operating under the terms of the Entrée/Oyu Tolgoi JVA since OTLLC completed its earn-in obligations on the Entrée/Oyu Tolgoi JV Property in 2008. The Company will provide updates on the arbitration as developments warrant.

Q2 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Corporate

•	Operating loss was $0.7 million and $1.3 million for the three and six month periods of 2022, respectively, compared to $0.6 million and $1.1 million in the comparative periods of 2021.
•	Operating cash outflow before changes in non-cash working capital items was $0.7 million and $1.2 million for the three and six month periods of 2022, respectively, compared to $0.6 million and $1.0 million in the comparative periods of 2021.
•	As at June 30, 2022, the cash balance was $7.7 million and the working capital balance was $7.6 million.
•	In Q2 2022, the Company welcomed Teresa Conway, Allan Moss and Paula Rogers to its Board of Directors (the "Board"), to join Alan Edwards, Michael Price and Stephen Scott. Mark Bailey, Anna El-Erian and James Harris did not stand for re-election at the Company’s Annual General Meeting held on June 16, 2022 (the "AGM"). Following the AGM, Alan Edwards was appointed Non-Executive Chair of the Board.

OVERVIEW OF BUSINESS

Entrée is a mineral resource company with interests in development and exploration properties in Mongolia, Peru and Australia.

The Company’s principal asset is its interest in the Entrée/Oyu Tolgoi joint venture property (the "Entrée/Oyu Tolgoi JV Property") - a carried 20% participating interest in two of the Oyu Tolgoi project deposits, and a carried 20% or 30% interest (depending on the depth of mineralization) in the surrounding large, underexplored, highly prospective land package located in the South Gobi region of Mongolia. Entrée’s joint venture partner, OTLLC, holds the remaining interest.

Q2 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The Oyu Tolgoi project includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by OTLLC (66% Turquoise Hill and 34% the Government of Mongolia), and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC. The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence, and all of the Javhlant mining licence, which mostly surround the Oyu Tolgoi mining licence (see Figure 1 below). Both the Shivee Tolgoi and Javhlant mining licences are held by Entrée. The terms of the Entrée/Oyu Tolgoi JV state that Entrée has a 20% participating interest with respect to mineralization extracted from deeper than 560 metres below surface and a 30% participating interest with respect to mineralization extracted from above 560 metres depth.

The Entrée/Oyu Tolgoi JV Property includes the Hugo North Extension copper-gold deposit (also referred to as "HNE") and the majority of the Heruga copper-gold-molybdenum deposit. The resources at Hugo North Extension include a Probable reserve, which is part of the first lift ("Lift 1") of the Oyu Tolgoi underground block cave mining operation. Lift 1 is in development by project operator Rio Tinto. When the Lift 1 underground reaches peak production, Oyu Tolgoi is expected to be the fourth largest copper mine in the world.

In addition to the Hugo North Extension copper-gold deposit, the Entrée/Oyu Tolgoi JV Property includes approximately 93% of the mineral resource tonnes outlined at the Heruga copper-gold-molybdenum deposit and a large exploration land package, which together form a significant component of the overall Oyu Tolgoi project.

The Company also has the following assets:

•	Blue Rose JV - a 56.53% interest in the Blue Rose joint venture ("Blue Rose JV") on minerals other than iron ore on Exploration Licence 6006 ("EL 6006") in the Olary Region of South Australia. The Blue Rose JV partners also have certain rights and royalties with respect to iron ore outlined or extracted from the area covered by EL 6006.
•	The right to Cañariaco Project Royalty Pass-Through Payments (see "Investments" section below).

The Company’s corporate headquarters are located in Vancouver, British Columbia, Canada. Field operations are conducted out of local offices in Mongolia.

As at June 30, 2022 and the date of this MD&A, Rio Tinto International Holdings Limited ("Rio Tinto") beneficially owns 31,981,129 common shares (including 14,539,333 common shares held by Turquoise Hill), or 16.3% of the outstanding shares of the Company. As at June 30, 2022 and the date of this MD&A, Royalty North Partners Ltd. ("Royalty North") (TSX.V: RNP) indirectly owns 49,672,515 common shares, or 25.2% of the outstanding shares of the Company.

On February 17, 2022, Sandstorm Gold Ltd. ("Sandstorm") announced it has signed a letter of intent with Royalty North whereby Royalty North will acquire certain non-royalty and non-stream assets from Sandstorm, including Sandstorm’s shares of the Company. The transaction will be structured as a reverse take-over of Royalty North. Subject to the satisfaction of certain conditions and receipt of necessary approvals, the transaction is expected to close in the second half of 2022. Sandstorm will retain an approximately 34% equity interest in the resulting issuer.

On June 1, 2022, Royalty North announced that pursuant to a share purchase agreement, Royalty North’s wholly-owned subsidiary 1363013 B.C. Ltd. had acquired Sandstorm’s shares of the Company in consideration for a promissory note in the principal amount of C$43.2 million. The promissory note is secured by a security interest over the shares.

On March 14, 2022, Rio Tinto announced it has made a non-binding proposal to Turquoise Hill to acquire the approximately 49% of the issued and outstanding shares of Turquoise Hill that Rio Tinto does not currently own for approximately $2.7 billion. In addition to strengthening Rio Tinto’s copper portfolio, the acquisition would create a more efficient ownership and governance structure for the Oyu Tolgoi project. Following the successful completion of a transaction, Rio Tinto would have a 66% interest in deposits on the Oyu Tolgoi mining licence and a 52.8% interest in the Hugo North Extension and Heruga deposits on the Entrée/Oyu Tolgoi JV Property.

Effective October 1, 2019, the Company voluntarily withdrew its common shares from listing on NYSE American and its common shares commenced trading on the OTCQB under the trading symbol "ERLFF". On April 24, 2006, the Company’s common shares began trading on the Toronto Stock Exchange ("TSX") and discontinued trading on the TSX Venture Exchange. The trading symbol remained "ETG".

Q2 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

OUTLOOK AND STRATEGY

With the commencement of the Lift 1 Panel 0 undercut, Turquoise Hill’s renewed partnership with the Government of Mongolia and execution of a comprehensive funding plan for the world class Oyu Tolgoi underground mine, Entrée’s primary objective for the 2022 year is to confirm the transfer of the Shivee Tolgoi and Javhlant mining licences to OTLLC as manager of the Entrée/Oyu Tolgoi JV, either in conjunction with finalization and execution of amendments to the Entrée/Oyu Tolgoi JVA, or enforcement of certain provisions of the Earn-in Agreement and Entrée/Oyu Tolgoi JVA pursuant to binding arbitration proceedings. The parties have been operating under the terms of the Entrée/Oyu Tolgoi JVA since OTLLC completed its earn-in obligations on the Entrée/Oyu Tolgoi JV Property in 2008. The form of Entrée/Oyu Tolgoi JVA was agreed between the parties in 2004, prior to the execution of the 2009 Oyu Tolgoi Investment Agreement among the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill (the "Oyu Tolgoi Investment Agreement") and commencement of underground development. The Company currently is registered in Mongolia as the 100% ultimate holder of the Shivee Tolgoi and Javhlant mining licences.

The Company believes that amendments that align the interests of all stakeholders as they are now understood, would be in the best interests of all stakeholders, provided there is no net erosion of value to Entrée. No agreements have been finalized and there are no assurances agreements may be finalized in the future.

ENTRÉE/OYU TOLGOI JV PROPERTY AND SHIVEE WEST PROPERTY - MONGOLIA

2021 Technical Report Highlights

On October 21, 2021, the Company filed an amended Technical Report ("2021 Technical Report") for its interest in the Entrée/Oyu Tolgoi JV Property. The 2021 Technical Report has an original effective date of May 17, 2021, and an amended effective date of October 8, 2021.

The 2021 Technical Report discusses a reserve case (the "2021 Reserve Case") based on mineral reserves attributable to the Entrée/Oyu Tolgoi JV Lift 1 of the Hugo North Extension deposit.

The 2021 Technical Report also discusses a Preliminary Economic Assessment on a conceptual second lift ("Lift 2") of the Hugo North Extension deposit (the "2021 PEA"). The 2021 PEA is based on Indicated and Inferred mineral resources from Lift 2, as the second potential phase of development and mining on the Hugo North Extension deposit. Lift 2 is directly below Lift 1 and continues further to the north (see Figure 2 below). There is no overlap in the mineral reserves from the 2021 Reserve Case and the mineral resources from the 2021 PEA. Development and capital decisions will be required for the eventual development of Lift 2 once production commences at Hugo North Extension Lift 1.

Both the 2021 Reserve Case and the 2021 PEA are based on information supplied by OTLLC or reported within its 2020 Oyu Tolgoi Mongolian Statutory Study ("OTMSS20"). OTMSS20 was completed by OTLLC in July 2020 and discusses the mine plan for Lift 1 of the Hugo North/Hugo North Extension underground block cave on the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property. The Lift 1 mine plan incorporates the development of three panels, and in order to reach the full sustainable production rate of 95,000 tpd from the underground operations all three panels need to be in production. The Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property is located at the northern portion of Panel 1.

Life-of-mine ("LOM") highlights of the production and financial results from the 2021 Reserve Case and the 2021 PEA are summarized as follows:

Entrée/Oyu Tolgoi JV Property	Units	2021 Reserve Case (Lift 1)	2021 PEA (Lift 2)
Attributable Financial Results
Cash Flow, pre-tax	US$M	449	1,982
NPV(5%), after-tax	US$M	185	541
NPV(8%), after-tax	US$M	131	306
NPV(10%), after-tax	US$M	104	213

Q2 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

LOM Recovered Metal
Copper Recovered	Mlb	1,249	4,564
Gold Recovered	koz	549	2,025
Silver Recovered	koz	3,836	15,067

LOM Processed Material
Probable Reserve Feed		40 Mt @ 1.54% Cu, 0.53 g/t Au, 3.63 g/t Ag	—
Indicated Resource Feed		—	77.9 Mt @ 1.35% Cu, 0.49 g/t Au, 3.6 g/t Ag (1.64% CuEq)
Inferred Resource Feed		—	87.8 Mt @ 1.35% Cu, 0.49 g/t Au, 3.6 g/t Ag (1.64% CuEq)

Notes:

1.	Long term metal prices used in the NPV economic analyses for the 2021 Reserve Case and the 2021 PEA are: copper $3.25/lb, gold $1,591.00/oz, silver $21.08/oz.
2.	Mineral reserves in the 2021 Reserve Case, and mineral resources in the 2021 PEA mine plan are reported on a 100% basis.
3.	Entrée has a 20% interest in the above processed material and recovered metal.
4.	The Mineral reserves that form the basis of the 2021 Reserve Case are from a separate portion of the Hugo North Extension deposit than the mineral resources in the 2021 PEA.
5.	Copper equivalent ("CuEq") is calculated as shown in the notes to the Entrée/Oyu Tolgoi JV Property Mineral Resources table below.
6.	2021 Reserve Case cash flows are discounted to the beginning of 2021.
7.	2021 PEA cash flows are discounted to the beginning of 2027, the assumed beginning of Hugo North Lift 2 development. Attributable Entrée/Oyu Tolgoi JV production is assumed to begin in 2031 and ramps up to stable production in 2043. Final Entrée/Oyu Tolgoi JV attributable production is assumed to conclude in 2056.
8.	The 2021 Reserve Case and 2021 PEA are exclusive of each other.
9.	Indicated and Inferred resource average expected run-of-mine feed grade of 1.35% copper, 0.49 g/t gold, and 3.6 g/t silver (1.64% CuEq) includes dilution and mine losses.

The economic analysis in the 2021 PEA is based on a conceptual mine plan and does not have as high a level of certainty as the 2021 Reserve Case. The 2021 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2021 PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

In both the 2021 Reserve Case and the 2021 PEA, Entrée is only reporting the production and cash flows attributable to the Entrée/Oyu Tolgoi JV Property, not production and cash flows for other Oyu Tolgoi project areas owned 100% by OTLLC. The production and cash flows from the 2021 Reserve Case and the 2021 PEA are from separate parts of the Hugo North Extension deposit and there is no overlap of the mineralization.

Below are some of the key financial assumptions and outputs from the 2021 Reserve Case and the 2021 PEA. All figures shown for both cases are reported on a 100% Entrée/Oyu Tolgoi JV basis, unless otherwise noted. Both cases assume long term metal prices of $3.25/lb copper, $1,591.00/oz gold and $21.08/oz silver.

Key items per the 2021 Reserve Case outputs are as follows:

•	Assumes Entrée/Oyu Tolgoi JV Property development production from Hugo North Extension Lift 1 will start in H2 2022 with the first draw bell in 2026, peak production in 2034, and final production in 2038.
•	17-year Lift 1 LOM production (includes 4-years development production followed by 13-years block cave production).
•	Maximum production rate of approximately 25,000 tpd, which is blended with production from OTLLC’s Oyut open pit deposit and Hugo North deposit to supply a maximum mill throughput rate of 125,000 tpd.
•	Total recovered metal over the LOM of Hugo North Extension Lift 1: 1,249,000 lbs copper, 549,000 oz gold, 3,836,000 oz silver.

Q2 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

•	Total direct development and sustaining capital expenditures of approximately $275.7 million ($55.1 million attributable to Entrée).
•	Entrée LOM average cash cost before credits $1.57/lb payable copper.
•	Entrée LOM average cash costs after credits ("C1")* $0.79/lb payable copper.
•	Entrée LOM average all-in sustaining costs ("AISC")* $1.26/lb payable copper.

Key items per the 2021 PEA outputs are as follows:

•	Assumes Entrée/Oyu Tolgoi JV Property development production from Hugo North Extension Lift 2 to start in approximately 2034 with the first draw bell in 2038, peak production in 2047 and final production in 2055.
•	22-year Lift 2 mine life (4-years development production and 18-years block cave production).
•	Maximum production rate of approximately 40,500 tpd, which is blended with production from OTLLC’s Oyut open pit deposit and Hugo North deposit to supply a maximum mill throughput rate of 125,000 tpd.
•	Total metal production over the LOM of Hugo North Extension Lift 2: 4,564,000 lbs copper, 2,025,000 oz gold, 15,067,000 oz silver.
•	Total direct development and sustaining capital expenditures of approximately $1,589.6 million ($319.7 million attributable to Entrée).
•	Entrée LOM average cash cost before credits $1.10/lb payable copper.
•	Entrée LOM average C1* $0.30/lb payable copper.
•	Entrée LOM average AISC* $0.92/lb payable copper.

*"Cash costs after credits" (C1) and all-in sustaining cost (ASIC) are non-IFRS performance measurements. See "Non-IFRS Performance Measurements" below for further information.

The 2021 Reserve Case and the 2021 PEA are mutually exclusive. If the 2021 Reserve Case is developed and brought into production, the mineralization from Hugo North Extension Lift 2 is not sterilized or reduced in tonnage or grades. In addition, the Heruga deposit, which is not included in either the 2021 Reserve Case or the 2021 PEA, provides a great deal of future potential and with further exploration and development could become a completely standalone underground operation, independent of other Oyu Tolgoi project underground development, and provide considerable flexibility for mine planning and development.

On December 18, 2020, Turquoise Hill announced that a definitive estimate of project cost and schedule (the "Definitive Estimate") that refines the analysis in OTMSS20 and broadly confirms the economics and assumptions presented therein had been completed and delivered to OTLLC by Rio Tinto. The Company has not received a copy of the Definitive Estimate and it was not reviewed or relied upon in the preparation of the 2021 Reserve Case or the 2021 PEA. On August 4, 2022, Turquoise Hill reported it has completed its review of a 2022 cost and schedule update for the underground project, resulting in an increase in the total expected underground development capital of the Definitive Estimate from $6.75 billion to $7.06 billion. The $7.06 billion incorporates known and future incremental COVID-19 costs of $227 million, escalation of $72 million, associated taxes, and minor impacts of changes in labor laws. The 2022 cost and schedule update assumes there are no new COVID-19 related impacts beyond the end of the second quarter 2022.

Neither OTMSS20 nor the results of the 2021 Reserve Case and 2021 PEA reflect the impacts of the COVID-19 pandemic or other known delays. In particular, the first Lift 1 Panel 1 draw bell is currently expected in H1 2027 rather than H2 2026 due to later than planned commencement of the Panel 0 undercut on the Oyu Tolgoi mining licence, lateral development scope changes, impacts of COVID-19 on development progression and delays to the forecast completion dates for Shafts 3 and 4. The 2022 cost and schedule update identified an approximate 15-month delay in the commissioning of Shafts 3 and 4 from the schedule in the Definitive Estimate. OTLLC currently expects Shafts 3 and 4 to be commissioned in the first half 2024 and it continues to closely monitor progress against the 2022 schedule update. The impact of the additional shaft delays on the commencement of Panel 1 and Panel 2 is under assessment by OTLLC and is expected to be known by Turquoise Hill during the third quarter 2022. Shafts 3 and 4 are required to provide ventilation to support production from Panels 1 and 2 during ramp up to 95,000 tpd.

The Company continues to monitor the situation in Mongolia including with respect to possible delays to commencement of Panel 1. The Company will assess the potential impact of any delays as it becomes aware of them and will update the market accordingly.

The 2021 Technical Report has been filed on SEDAR and is available for review under the Company’s profile on SEDAR (www.sedar.com) or on www.EntreeResourcesLtd.com.

Summary and Location of Project

The "Entrée/Oyu Tolgoi JV Project" (shown on Figure 1 below) comprises the Entrée/Oyu Tolgoi JV Property and the Shivee West Property (see "Shivee West Property Summary" below). The Entrée/Oyu Tolgoi JV Project completely surrounds OTLLC’s Oyu Tolgoi mining licence and forms a significant portion of the overall Oyu Tolgoi project area. Figure 1 also shows the main mineral deposits that form the Oyu Tolgoi trend of porphyry deposits and several priority exploration targets, including Hugo North Extension, West of Heruga, Ulaan Khud, Airstrip, Bumbat Ulaan, Mag West, Gravity Ridge, Castle Rock and Southeast IP. Additional targets exist on the Shivee West Property that remain to be further explored.

Q2 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The Entrée/Oyu Tolgoi JV Project is located within the Aimag (province) of Ömnögovi in the South Gobi region of Mongolia, about 570 kilometres ("km") south of the capital city of Ulaanbaatar and 80 km north of the border with China.

The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence, and hosts:

•	The Hugo North Extension copper-gold porphyry deposit (Lift 1 and Lift 2):
–	Lift 1 is the upper portion of the Hugo North Extension copper-gold porphyry deposit and forms the basis of the 2021 Reserve Case. It is the northern portion of the Hugo North Lift 1 underground block cave mine plan that is currently in development on the Oyu Tolgoi mining licence. The 2021 Reserve Case assumes initial development production will start on the Entrée/Oyu Tolgoi JV Property in H2 2022. Hugo North Extension Lift 1 Probable reserves include 40 million tonnes ("Mt") grading 1.54% copper, 0.53 grams per tonne ("g/t") gold, and 3.63 g/t silver.
–	Lift 2 is directly below and extends north beyond Lift 1 and is the next potential phase of underground mining on the Entrée/Oyu Tolgoi JV Property, once Lift 1 mining is complete. Mineral resources from Lift 2 form the basis of the 2021 PEA mine plan, which include 78 Mt (Indicated) and 88 Mt (Inferred). The average expected run-of-mine feed grade of 1.35% copper, 0.49 g/t gold, and 3.6 g/t silver (1.64% CuEq; see the notes to the Entrée/Oyu Tolgoi JV Property Mineral Resources table below) includes dilution and mine loss.
•	The Heruga copper-gold-molybdenum porphyry deposit is at the south end of the Oyu Tolgoi trend of porphyry deposits. Approximately 93% of the Heruga deposit occurs on the Entrée/Oyu Tolgoi JV Property where Inferred mineral resources include: 1,400 Mt grading 0.41% copper, 0.40 g/t gold, 1.5 g/t silver and 120 parts per million ("ppm") molybdenum (0.68% CuEq; see the notes to the Entrée/Oyu Tolgoi JV Property Mineral Resources table below). While Heruga is not included in the 2021 PEA, it provides opportunity for future exploration and potential development.
•	A large prospective land package.

Entrée has a 20% or 30% (depending on the depth of mineralization) participating interest in the Entrée/Oyu Tolgoi JV with OTLLC holding the remaining 80% (or 70%) interest. OTLLC has a 100% interest in other Oyu Tolgoi project areas, including the Oyut open pit, which is currently in production, and the Hugo North and Hugo South deposits on the Oyu Tolgoi mining licence.

Q2 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Figure 1 - Entrée/Oyu Tolgoi JV Project

Notes:

1.	*The Shivee West Property is subject to a License Fees Agreement between Entrée and OTLLC and may ultimately be included in the Entrée/Oyu Tolgoi JV Property.
2.	** Outline of mineralization projected to surface.
3.	Entrée has a 20% participating interest in the Hugo North Extension and Heruga deposits.

Figure 1 shows the location of a north-northeast oriented, west-looking longitudinal section (A-A’) through the 12.4 km-long trend of porphyry deposits that comprise the Oyu Tolgoi project. The longitudinal section is shown on Figure 2 with the Entrée/Oyu Tolgoi JV Property to the right (north) and left (south) of the central portion, the Oyu Tolgoi mining licence, held 100% by OTLLC.

Q2 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Figure 2 - Section Through the Oyu Tolgoi Trend of Porphyry Deposits

The 2021 Technical Report forms the basis for the scientific and technical information in this MD&A regarding the Entrée/Oyu Tolgoi JV Project. Portions of the information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the Company’s AIF dated March 25, 2022 and to the full text of the 2021 Technical Report, which are available on the Company’s website (www.EntreeResourcesLtd.com) or on SEDAR (www.sedar.com).

Capital and Operating Costs

Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC is responsible for 80% of all costs incurred on the Entrée/Oyu Tolgoi JV Property for the benefit of the Entrée/Oyu Tolgoi JV, including capital expenditures, and Entrée is responsible for the remaining 20%. In accordance with the terms of the Entrée/Oyu Tolgoi JVA, Entrée has elected to have OTLLC debt finance Entrée’s share of costs for approved programs and budgets, with interest accruing at OTLLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée’s share of products. Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of Entrée/Oyu Tolgoi JV activities for the month that are operating costs under Canadian generally-accepted accounting principles.

The following is a description of how Entrée recognizes its share of Oyu Tolgoi project capital costs, specifically, the timing of recognition under the terms of the Entrée/Oyu Tolgoi JVA and generally accepted accounting principles.

Under the terms of the Entrée/Oyu Tolgoi JVA, any mill, smelter and other processing facilities and related infrastructure will be owned exclusively by OTLLC and not by Entrée.  Mill feed from the Entrée/Oyu Tolgoi JV Property will be transported to the concentrator and processed at cost (using industry standards for calculation of cost including an amortization of capital costs).  Underground infrastructure on the Oyu Tolgoi mining licence is also owned exclusively by OTLLC, although the Entrée/Oyu Tolgoi JV will eventually share usage once underground development crosses onto the Entrée/Oyu Tolgoi JV Property. As a result of this, Entrée recognizes those capital costs incurred by OTLLC on the Oyu Tolgoi mining licence as an amortization charge for capital costs that will be calculated in accordance with Canadian generally accepted accounting principles determined yearly based on the estimated tonnes of concentrate produced for Entrée’s account during that year relative to the estimated total life-of-mine concentrate to be produced (for processing facilities and related infrastructure), or the estimated total life-of-mine tonnes to be milled from the relevant deposit(s) (in the case of underground infrastructure). The charge is made to Entrée’s operating account when the Entrée/Oyu Tolgoi JV mine production is actually milled.

For direct capital cost expenditures on the Entrée/Oyu Tolgoi JV Property, Entrée will recognize its proportionate share of costs at the time of actual expenditure.

Q2 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The capital and operating costs in the 2021 Reserve Case are based on estimates prepared for OTMSS20 or information provided by OTLLC. Capital cost and sustaining cost estimates in the 2021 PEA were prepared as separate and independent estimates by OTLLC. Wood reviewed the estimates and accepts them as reasonable.

The cash flows in the 2021 Reserve Case and 2021 PEA are based on information provided by OTLLC, including mining schedules and annual capital and operating cost estimates, as well as Entrée’s interpretation of the commercial terms applicable to the Entrée/Oyu Tolgoi JV, and certain assumptions regarding taxes and royalties. The cash flows have not been reviewed or endorsed by OTLLC. There can be no assurance that OTLLC or its shareholders will not interpret certain terms or conditions or attempt to renegotiate some or all of the material terms governing the joint venture relationship, in a manner which could have an adverse effect on Entrée’s future cash flow and financial condition.

The cash flows also assume that Entrée will ultimately have the benefit of the standard royalty rate of 5% of sales value, payable by OTLLC under the Oyu Tolgoi Investment Agreement. Unless and until Entrée finalizes agreements with the Government of Mongolia or other Oyu Tolgoi stakeholders or enforces certain provisions of the Earn-in Agreement and Entrée/Oyu Tolgoi JVA pursuant to binding arbitration proceedings, there can be no assurance that the Entrée/Oyu Tolgoi JV will not be subject to additional taxes and royalties, such as the surtax royalty which came into effect in Mongolia on January 1, 2011, which could have an adverse effect on Entrée’s future cash flow and financial condition. In the course of finalizing such agreements or enforcing such provisions, Entrée may have to make certain concessions, including with respect to the economic benefit of Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, Entrée’s direct or indirect participating interest in the Entrée/Oyu Tolgoi JV or the application of a special royalty (not to exceed 5%) to Entrée’s share of the Entrée/Oyu Tolgoi JV Property mineralization or otherwise.

Mineral Resources and Mineral Reserves - Entrée/Oyu Tolgoi JV Property

The following Entrée/Oyu Tolgoi JV Property mineral resource estimates reported in the 2021 Technical Report for the Hugo North Extension and Heruga deposits have an effective date of March 31, 2021. Mineral resources for the Hugo North Extension deposit are reported inclusive of those mineral resources that were converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Entrée/Oyu Tolgoi JV Property - Mineral Resources
Classification	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)	CuEq (%)	Contained Metal
							Cu (Mlb)	Au (Koz)	Ag (Koz)	Mo (Mlb)
Hugo North Extension (>0.41% CuEq Cut-Off)
Indicated	120	1.70	0.58	4.3	n/a	2.04	4,500	2,200	16,000	n/a
Inferred	167	1.02	0.36	2.8	n/a	1.23	3,800	1,900	15,000	n/a
Heruga (>0.41% CuEq Cut-Off)
Inferred	1,400	0.41	0.40	1.5	120	0.68	13,000	18,000	66,000	370

Notes:

1.	Mineral resources have an effective date of March 31, 2021.
2.	Metal prices used for CuEq and cut-off grade calculation for both Hugo North Extension and Heruga are: $3.08/lb copper, $1,292.00/oz gold, $19.00/oz silver and $10.00/lb molybdenum (Heruga only). Metallurgical recoveries used for CuEq and cut-off grade calculation at Hugo North Extension are 93% for copper, 80% for gold and 81% for silver. Metallurgical recoveries used for CuEq and cut-off grade calculation at Heruga are 82% for copper, 73% for gold, 78% for silver and 60% for molybdenum.
3.	Mineral resources at Hugo North Extension are constrained within a conceptual mining shape constructed at a nominal 0.50% CuEq grade and above a CuEq grade of 0.41% CuEq. The CuEq formula is CuEq = Cu + ((Au * 35.7175) + (Ag * 0.5773)) / 67.9023 taking into account differentials between metallurgical performance and price for copper, gold and silver.
4.	The overall geometry and depth of the Heruga deposit make it amenable to underground mass mining methods. Mineral resources are stated above a CuEq grade. The CuEq formula is CuEq = Cu + ((Au * 37.0952) + (Ag * 0.5810) + (Mo * 0.0161)) / 67.9023 taking into account differentials between metallurgical performance and price for copper, gold, silver and molybdenum.
5.	A CuEq break-even cut-off grade of 0.41% CuEq for Hugo North Extension mineralization and covers mining, processing and G&A operating cost and the cost of primary and secondary block cave mine development.
6.	A CuEq break-even cut-off grade of 0.41% CuEq is used for the Heruga mineralization and covers mining, processing and G&A operating cost and the cost of primary and secondary block cave mine development.
7.	Mineral resources are stated as in situ with no consideration for planned or unplanned external mining dilution.
8.	Mineral resources are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 metres below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.
9.	Numbers have been rounded as required by reporting guidelines and may result in apparent summation differences.

Q2 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Entrée/Oyu Tolgoi Mineral Reserves

Entrée/Oyu Tolgoi JV Property mineral reserves are contained within the Hugo North Extension Lift 1 block cave mining plan. The mine design work on Hugo North Lift 1, including the Hugo North Extension, was prepared by OTLLC and was used as the basis for OTMSS20. The mineral reserve estimate is based on what is deemed minable when considering factors such as the footprint cut-off grade, the draw column shut-off grade, maximum height of draw, consideration of planned dilution and internal waste rock.

The mineral reserve estimate only considers mineral resources in the Indicated category and engineering that has been carried out to a Feasibility level or better to state the underground mineral reserve. There is no Measured mineral resource currently estimated within the Hugo North Extension deposit. Copper and gold grades for the Inferred mineral resources within the block cave shell were set to zero and such material was assumed to be dilution. The block cave shell was defined by a $17.84/t NSR. Future mine planning studies may examine lower shut-offs.

The following Entrée/Oyu Tolgoi JV Property Hugo North Extension Lift 1 mineral reserve estimate has an effective date of May 15, 2021:

Entrée/Oyu Tolgoi JV Property - Mineral Reserve Hugo North Extension Lift 1
Classification	Tonnage	NSR	Cu	Au	Ag	Contained Metal
	(Mt)	($/t)	(%)	(g/t)	(g/t)	Cu (Mlb)	Au (Koz)	Ag (Koz)
Probable	40	97.52	1.5	0.53	3.63	1,340	676	4,613

Notes:

1.	Mineral reserves have an effective date of May 15, 2021.
2.	For the underground block cave, all Indicated mineral resources within the cave outline were converted to Probable mineral reserves. No Proven mineral reserves have been estimated. The estimation includes low-grade Indicated mineral resources and Inferred mineral resource assigned zero grade that is treated as dilution.
3.	A column height shut-off NSR of $17.84/t was used to define the footprint and column heights. The NSR calculation assumed metal prices of $3.08/lb Cu, $1,292.00/oz Au, and $19.00/oz Ag. The NSR was calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries, and royalties using OTLLC’s Base Data Template 38.
4.	Mineral reserves are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 metres below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.
5.	Numbers have been rounded as required by reporting guidelines and may result in apparent summation differences.

Shivee West Property Summary

The Shivee West Property comprises the northwest portion of the Entrée/Oyu Tolgoi JV Project and adjoins the Entrée/Oyu Tolgoi JV Property and OTLLC’s Oyu Tolgoi mining licence (see Figure 1 above).

To date, no economic zones of precious or base metals mineralization have been outlined on the Shivee West Property. However, zones of gold and copper mineralization have previously been identified at Zone III/Argo Zone and Khoyor Mod. There has been no drilling on the ground since 2011, and no exploration work has been completed since 2012. In 2015, in light of the ongoing requirement to pay approximately $350,000 annually in licence fees for the Shivee West Property and a determination that no further exploration work would likely be undertaken in the near future, Entrée began to examine options to reduce expenditures in Mongolia. These options included reducing the area of the mining licence, looking for a purchaser or partner for the Shivee West Property, and rolling the ground into the Entrée/Oyu Tolgoi JV.  Management determined that it was in the best interests of Entrée to roll the Shivee West Property into the Entrée/Oyu Tolgoi JV, and Entrée entered into a License Fees Agreement with OTLLC on October 1, 2015. The License Fees Agreement provides the parties will use their best efforts to amend the terms of the Entrée/Oyu Tolgoi JVA to include the Shivee West Property in the definition of Entrée/Oyu Tolgoi JV Property. Entrée determined that rolling the Shivee West Property into the Entrée/Oyu Tolgoi JV would provide the joint venture partners with continued security of tenure; Entrée shareholders would continue to benefit from any exploration or development that the Entrée/Oyu Tolgoi JV management committee approves on the Shivee West Property; and Entrée would no longer have to pay licence fees, as the parties agreed that the licence fees would be for the account of each joint venture participant in proportion to their respective interests, with OTLLC contributing Entrée’s 20% share charging interest at prime plus 2%.  To date, no amended Entrée/Oyu Tolgoi JVA has been entered into and Entrée retains a 100% interest in the Shivee West Property.

Q2 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Underground Development Progress - Oyu Tolgoi Project

On August 4, 2022, Turquoise Hill provided an update regarding the Oyu Tolgoi project.

Underground Development Update

COVID-19 cases identified at Oyu Tolgoi continued at low levels in the second quarter 2022 and the testing regime has been eased. OTLLC has continued to progressively increase on-site personnel numbers with the workforce in the second quarter 2022 approaching full capacity. OTLLC’s major focus continues to be the safety and wellbeing of its workers. Ongoing monitoring of COVID-19 cases continues, and controls will continue to be reviewed, as necessary.

During the second quarter 2022, the underground project achieved a significant milestone with the blasting of the first two Panel 0 draw bells on the Oyu Tolgoi mining licence ahead of schedule. The third draw bell subsequently fired on July 29, 2022. The timing of sustainable production from Panel 0 on the Oyu Tolgoi mining licence is trending earlier in the first half 2023.

Underground production activities, including undercut blasting and on-footprint construction work such as roadways and steel set construction, continue to progress well. During the second quarter 2022, a total of 26,098 metres of undercut drilling, 2,071 metres of draw bell drilling and 8,061 square metres of undercut blasting were completed.

Turquoise Hill has completed its review of the 2022 cost and schedule update for the underground project. The 2022 cost and schedule update has resulted in an increase of the total expected underground development capital from $6.75 billion to $7.06 billion. The increase incorporates known and future incremental COVID-19 costs, escalation, associated taxes, and minor impacts of changes in labor laws.

The Shaft 3 headframe was commissioned and sinking commenced on March 31, 2022, with the cumulative sinking level at 183 metres below ground level as at July 3, 2022. Shaft 4 advancement was 288 metres below ground level as at July 3, 2022. The rate of progress in Shafts 3 and 4 improved during the quarter due to the optimization work program to maximize the productivity of their development. The 2022 cost and schedule update identified an approximate 15-month delay in the commissioning of Shafts 3 and 4 from the schedule in the Definitive Estimate. As previously disclosed, Turquoise Hill now expects Shafts 3 and 4 to be commissioned in the first half 2024, and it continues to monitor progress closely against the 2022 schedule update. Shafts 3 and 4 are required to provide ventilation to support production from Panels 1 and 2 during ramp up to 95,000 tpd. The impact of the shaft delays on the commencement of Panels 1 and 2 is currently under assessment by OTLLC. The Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property is located in the northern portion of Panel 1.

At the end of June 2022, cumulative underground development on the Oyu Tolgoi mining licence is 70,939 eqm and cumulative Conveyor to Surface advancement is 16,088 eqm.

Lift 1 Mine Design Refinements

Design optimization work for Lift 1 on the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property continues with the aim of minimizing risk and maximizing productivity. To support ongoing mining studies, additional data continues to be collected from surface and underground drilling. During the second quarter 2022, drilling was focused on the northern part of Panel 1, the southern part of Panel 2 and Lift 2. For the remainder of 2022, drilling is designed to target Lift 2 and future mining areas which are on the Lift 1 horizon and currently excluded from the mineral reserve. OTLLC has scheduled the Lift 1 Panel 1 design optimization study for completion in early 2023.

Except as noted below under "2022 Planned Exploration and Development Work on the Entrée/Oyu Tolgoi JV Property", Entrée has not received any details or results (including drill hole locations) of OTLLC’s drilling programs.

Oyu Tolgoi Funding

On November 21, 2019, Resolution 92 was passed in a plenary session of the Parliament of Mongolia. Resolution 92 was published on December 6, 2019 and includes measures to improve the implementation of the Oyu Tolgoi Investment Agreement and the 2011 Amended and Restated Shareholders’ Agreement (the "Shareholders’ Agreement"), improve the 2015 Oyu Tolgoi Underground Mine Development and Financing Plan (the "Mine Plan") and explore and resolve options to have a product sharing arrangement or swap Mongolia’s 34% equity holding for a special royalty. On December 30, 2021, the Parliament of Mongolia passed Resolution 103 to resolve outstanding issues among Turquoise Hill, Rio Tinto and the Government of Mongolia in relation to the implementation of Resolution 92. Resolution 103 imposes restrictions that limit OTLLC’s ability to obtain third party debt financing and Turquoise Hill’s ability to fund OTLLC with shareholder debt or to carry common share investments in OTLLC on behalf of Erdenes Oyu Tolgoi LLC until sustainable production from Lift 1 Panel 0 is achieved, which is currently expected in H1 2023.

On August 4, 2022, Turquoise Hill reported it currently estimates it has a base case incremental funding requirement of $3.6 billion.

On January 24, 2022, Turquoise Hill and Rio Tinto signed a binding Amended and Restated Heads of Agreement, which delineates a comprehensive funding plan to address the Company’s estimated incremental funding requirement to complete the construction of Lift 1 of the Oyu Tolgoi underground project, including Lift 1 of the Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property. On May 18, 2022, Turquoise Hill announced the parties had agreed to further amend the Amended and Restated Heads of Agreement (the "Amended HoA"). Key elements of the Amended HoA include pursuing the rescheduling of principal repayments of existing debt ("Re-profiling") by December 31, 2022 to potentially reduce the base case funding requirement by up to $1.7 billion; seeking to raise up to $500 million of additional senior supplemental debt; Rio Tinto committing to provide a co-lending facility (the "Co-Lending Facility") of up to $750 million to be made available once sustainable production has been achieved; Rio Tinto committing to provide one or more secured advances directly to Turquoise Hill of up to $300 million, which would be available during the debt funding restriction period imposed by Resolution 103 and would be indirectly repaid out of the proceeds of the Co-Lending Facility; Rio Tinto committing to provide additional short-term bridge financing to Turquoise Hill by way of one or more secured advances of up to $400 million, which is to be repaid out of the proceeds to an initial equity offering; and Turquoise Hill agreeing to conduct an initial equity offering of at least $650 million by no later than December 31, 2022. The Amended HoA also provides that if necessary, Turquoise Hill will be required to raise up to a total of $1.5 billion (less the amount of the initial equity offering) through equity in a form of its choosing.

Q2 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

On August 4, 2022, Turquoise Hill reported that until sustainable production from Lift 1 Panel 0 is achieved (currently expected in H1 2023), OTLLC’s estimated funding requirements are expected to be addressed by cash on hand at OTLLC, the Re-profiling and an OTLLC board approved pre-paid copper concentrate sale arrangement between Turquoise Hill and OTLLC. Turquoise Hill expects completion of the funding elements in the Amended HoA to provide it with sufficient liquidity and resources to meet its minimum obligations until at least June 30, 2023. Turquoise Hill reported in the event there is a residual funding requirement after implementing the elements of the Amended HoA, it would consider all funding options available to it at that time. Successful implementation of the Amended HoA is subject to achieving alignment with the relevant stakeholders in addition to Rio Tinto (including existing lenders, any potential new lenders and the Government of Mongolia), market conditions and other factors.

Renewed Partnership with Government of Mongolia

In the fourth quarter 2021, negotiations between Turquoise Hill, Rio Tinto and various Mongolian governmental bodies continued to progress towards resolution of the outstanding items necessary to enable Lift 1 Panel 0 undercut commencement including approval for registration of the resources and reserves update ("RR19") through the Minerals Council of Mongolia in the fourth quarter 2021, and submission for assessment of OTMSS20 to the Mongolian Minerals Council pursuant to Mongolian regulatory requirements.

On December 13, 2021, Rio Tinto and Turquoise Hill made a joint offer to the Government of Mongolia with the aim of resetting the relationship and allowing all parties to move forward together. On December 30, 2021 the Parliament of Mongolia passed Resolution 103 that aimed to improve the benefits to Mongolia from the Oyu Tolgoi project and set out a number of required measures to resolve the outstanding issues in relation to Resolution 92.

On January 24, 2022, Turquoise Hill announced that it had successfully reached a mutual understanding for a renewed partnership with the Government of Mongolia and that the OTLLC board had unanimously approved the commencement of the undercut and the Definitive Estimate underground development budget of $6.75 billion.

The decision to approve the undercut followed resolution of many of the conditions required in Resolution 103 including:

  Turquoise Hill agreeing to waive in full the $2.4 billion carry account loan of Erdenes Oyu Tolgoi LLC.
  Improved cooperation with Erdenes Oyu Tolgoi LLC in monitoring the Oyu Tolgoi underground development and enhancing environment, social and governance (ESG) matters.
  The approval of the Electricity Supply Agreement with, amongst others, Southern Region Electricity Distribution Network to provide OTLLC with a long-term source of power from the Mongolian grid on terms fully agreed with the Government of Mongolia.
  The establishment of a funding structure at OTLLC that does not incur additional loan financing prior to sustainable production for Panel 0 (expected in the first half 2023).

Turquoise Hill reported it continues to work with the Government of Mongolia and Rio Tinto to finalise the remaining outstanding measures of Resolution 103, namely the formal termination of the Mine Plan and resolution of the outstanding OTLLC tax arbitration.

2022 Planned Exploration and Development Work on the Entrée/Oyu Tolgoi JV Property

Planned Target Generation Work

OTLLC’s site technical services team undertakes all exploration work on the Entrée/Oyu Tolgoi JV Property. Turquoise Hill has reported that the current exploration strategy for the Oyu Tolgoi project, including the Entrée/Oyu Tolgoi JV Property, is focused on developing a project pipeline prioritized in areas that can impact the current development of the Oyu Tolgoi deposits, seeking low-cost development options and continuing the assessment of legacy datasets to enable future discovery.

Exploration during 2016 to 2021 on the Entrée/Oyu Tolgoi JV Property included early-stage target generation work on both the Shivee Tolgoi and Javhlant mining licences. The work included geological mapping, soil and rock geochemical sampling, geophysical surveys, small amounts of shallow core and RC drilling, and integrated geological-geophysical 3D modelling. Results of work conducted between 2016 and 2020 and detailed descriptions of the targets have been reported in the Company’s previous quarterly and annual filings, as well as the 2021 Technical Report, available on SEDAR at www.sedar.com under the Company’s profile.

During 2021, exploration programs on the Entrée/Oyu Tolgoi JV Property were very minimal and all exploration drilling and larger programs were put on hold due to COVID-19 related restrictions. With the relaxation of COVID-19 related restrictions in Mongolia, exploration drilling programs resumed in 2022. On the Shivee Tolgoi mining licence, three RC holes totalling 900 metres and one 800 metre diamond drill hole have been completed at the North Ulaan Khud target. Analytical results are pending. An additional three planned RC holes totalling 900 metres at North Ulaan Khud, as well as three planned diamond drill holes totalling 2,200 metres at the Airstrip target are underway.

On the Javhlant mining licence, five RC holes totalling 1,500 metres are planned for each of the Bumbat Ulaan and West Mag targets, with drilling expected to commence in the third quarter 2022.

Dipole-dipole induced polarization survey work, mapping, rock-soil sampling and 3D modeling are also planned for 2022 at several of the current target areas.

Planned Development Work

For Panel 1 drilling on the Entrée/Oyu Tolgoi JV Property, the Entrée/Oyu Tolgoi JV has approved a budget with diamond drill holes targeting Hugo North Extension Lifts 1 and 2. Drilling in 2022 is now expected to comprise ~15 underground holes that will all be collared from underground drill stations along the eastern boundary of the porphyry mineralized footprint on the Oyu Tolgoi mining licence but crossing onto the Entrée/Oyu Tolgoi JV Property. As of early August, 11 of the underground holes have been drilled, which includes ~1,575 metres of Lift 1 drilling and ~1,823 metres of Lift 2 drilling out of a total ~5,085 metres expected to be drilled on the Entrée/Oyu Tolgoi JV Property. In addition, two surface diamond drill holes totalling ~3,560 metres are scheduled to be drilled starting in August. These two holes will be entirely on the Entrée/Oyu Tolgoi JV Property and will target the northern portion of the Hugo North Extension deposit. OTLLC characterizes the main purpose of the Lift 2 Panel 1 underground drilling as geological and geotechnical investigation and resource conversion. OTLLC has planned the Lift 1 Panel 1 underground drilling primarily for geological and geotechnical investigation and grade validation. OTLLC has scheduled all the drilling to be completed during 2022, with potential additional phases to follow in 2023 or beyond. Analytical results of all drillholes are pending. The timing and scope of the Panel 1 drilling is still subject to change.

Q2 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Panel 1 Development

The Company continues to monitor the situation in Mongolia including with respect to possible delays to commencement of Panel 1. The Company will assess the potential impact of any delays as it becomes aware of them and will update the market accordingly.

Q2 2022 Review

Entrée expenses related to Mongolian operations included expenditures of $0.1 million for strategic and administration costs in Mongolia. The Company focused its efforts on advancing potential amendments to the Entrée/Oyu Tolgoi JVA with the objective to align the interests of all stakeholders as they are now understood, which would be in the best interests of all stakeholders. As a result, the Company increased its engagement of professional and advisory consultants to assist in the process, which has increased costs over the comparative 2021 period.

BLUE ROSE JV - AUSTRALIA

Summary

Entrée has a 56.53% interest in the Blue Rose JV to explore for minerals other than iron ore on EL 6006, with Giralia Resources Pty Ltd, a subsidiary of Atlas Iron Pty Ltd (part of the Hancock Group of Companies), retaining a 43.47% interest. EL 6006, totalling 257 square kilometres, is located in the Olary Region of South Australia, 300 kilometres northeast of Adelaide and 130 kilometres west-southwest of Broken Hill.

The rights to explore for and develop iron ore on EL 6006 are held by Lodestone Mines Pty Ltd ("Lodestone"), which is also the licence holder. The Blue Rose JV partners were granted (a) the right to receive an additional payment(s) upon completion of an initial or subsequent iron ore resource estimate on EL 6006, to a maximum of A$2 million in aggregate; and (b) a royalty equal to 0.65% of the free on board value of iron ore product extracted and recovered from EL 6006. An additional A$285,000 must also be paid to the Blue Rose JV partners upon the commencement of commercial production.

Q2 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The Braemar Iron Formation is the host rock to magnetite mineralisation on EL 6006. The Braemar Iron Formation is a meta-sedimentary iron siltstone, which is inherently soft. The mineralization within the Braemar Iron Formation forms a simple dipping tabular body with only minor faulting, folding and intrusives. Grades, thickness, dip, and outcropping geometry remain very consistent over kilometres of strike.

Q2 2022 Review

Expenditures in Q2 2022 were minimal and related to administrative costs in Australia.

SUMMARY OF CONSOLIDATED FINANCIAL OPERATING RESULTS

Operating Results

The Company’s operating results for the three and six months ended June 30 were:

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Expenses
Project expenditures	$151	$158	$251	$245
General and administrative	500	444	938	783
Share-based compensation	58	—	58	—
Depreciation	32	27	65	57
Operating loss	741	629	1,312	1,085
Foreign exchange loss (gain)	261	(101)	131	(194)
Interest income	(26)	(10)	(41)	(18)
Interest expense	90	86	178	171
Loss from equity investee	33	36	65	71
Finance costs	16	3	31	7
Deferred revenue finance costs	1,058	1,006	2,110	1,974
Loss for the period	2,173	1,649	3,786	3,096
Other comprehensive (income) loss
Foreign currency translation	(1,704)	768	(914)	1,406
Total comprehensive loss	$469	$2,417	$2,872	$4,502
Net loss per common share
Basic and fully diluted	$(0.01)	$(0.01)	$(0.02)	$(0.02)
Total assets	$8,725	$7,910	$8,725	$7,910
Total non-current liabilities	$64,617	$61,371	$64,617	$61,371

Q2 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Operating Loss:

During the three months and six month periods ended June 30, 2022, the Company’s operating loss was $0.7 million and $1.3 million, respectively, compared to an operating loss of $0.6 million and $1.1 million in the comparative periods of 2021.

Project expenditures were consistent with the comparative periods in 2021.

General and administration was higher than the 2021 periods due to increased administration expenses and inflationary cost increases.

Share-based compensation in Q2 2022 was related to share options granted to new directors in the quarter.

Depreciation expense was consistent with the comparative periods in 2021.

Non-operating Items:

The foreign exchange loss (gain) was primarily the result of movements between the C$ and US dollar as the Company holds its cash in both currencies and the loan payable is denominated in US dollars.

Interest expense was primarily related to the loan payable to OTLLC pursuant to the Entrée/Oyu Tolgoi JVA and is subject to a variable interest rate.

The amount recognized as a loss from equity investee is related to exploration costs on the Entrée/Oyu Tolgoi JV Property.

Deferred revenue finance costs are related to recording the non-cash finance costs associated with the deferred revenue balance, specifically the Sandstorm stream.

The total assets as at June 30, 2022 were higher than at June 30, 2021 due to funds received from the exercise of share purchase warrants during Q1 2022 and Q4 2021. See “Shareholder’s Deficiency” section below. Total non-current liabilities have increased since June 30, 2021 due to recording the non-cash deferred revenue finance costs each quarter.

Quarterly Financial Data - 2 year historic trend

	Q2 22	Q1 22	Q4 21	Q3 21	Q2 21	Q1 21	Q4 20	Q3 20
Project expenditures	$151	$100	$88	$169	$158	$87	$41	$59
General and administrative	500	438	512	310	444	339	437	286
Share-based compensation	58	—	735	—	—	—	538	—
Depreciation	33	33	31	30	27	30	22	25
Operating loss	741	571	1,366	509	629	456	1,038	370
Foreign exchange loss (gain)	261	(130)	(46)	210	(101)	(93)	(355)	(155)
Interest expense, net	64	88	95	92	76	77	65	69
Loss from equity investee	33	32	123	41	36	35	60	37
Deferred revenue finance costs	1,058	1,052	1,040	1,021	1,006	968	887	869
Finance costs	16	15	5	3	3	4	4	5
Net loss	$2,173	$1,613	$2,583	$1,876	$1,649	$1,447	$1,699	$1,195
Basic/diluted loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
USD:CAD FX Rate(1)	1.2886	1.2496	1.2678	1.2741	1.2394	1.2575	1.2732	1.3339

1.	USD:CAD foreign exchange rate was the quarter ended rate per the Bank of Canada.

Project expenditures in Q2 2022, Q3 2021 and Q2 2021 were higher compared to other quarters due to expenses relating to professional fees to advance potential amendments to the Entrée/Oyu Tolgoi JVA and due to expenses for preparation of the 2021 Technical Report.

General and administrative expenses were higher in Q4 2021 due mainly to compensation costs.

Share-based compensation expenditures in Q4 2021 included deferred share unit ("DSU") grants at higher fair value compared to DSU grants in Q4 2020.

Q2 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Interest expense, net, consists of accrued interest on the OTLLC loan payable and interest income earned on invested cash.

The loss from equity investee was related to the Entrée/Oyu Tolgoi JV Property and fluctuations are due to exploration activity and foreign exchange changes.

LIQUIDITY AND CAPITAL RESOURCES

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Cash flows used in operating activities
- Before changes in non-cash working capital items	$(683)	$(604)	$(1,186)	$(1,024)
- After changes in non-cash working capital items	(632)	(336)	(1,070)	(768)
Cash flows from (used in) financing activities	(1)	747	1,760	756
Cash flows used in investing activities	—	(7)	—	(32)
Net cash inflows (outflows)	(633)	404	690	(43)
Effect of exchange rate changes on cash	(159)	70	(82)	139
Cash balance	$7,698	$7,355	$7,698	$7,355

Cash outflows after changes in non-cash working capital items in the 2022 periods were higher than 2021 comparative periods due to payments on accounts payable balances at the beginning of the periods.

Cash flows from financing activities in all periods were due mainly to funds received from warrant exercises.

Cash flows used in investing activities was minimal.

The Company is an exploration stage company and has not generated positive cash flows from its operations. As a result, the Company has been dependent on equity and production-based financings for additional funding. Working capital on hand at June 30, 2022 was approximately $7.6 million. Management believes it has adequate financial resources to satisfy its obligations over the next 12-month period and beyond. The Company does not currently anticipate the need for additional funding during this time.

Loan Payable to Oyu Tolgoi LLC

Under the terms of the Entrée/Oyu Tolgoi JVA, the Company has elected to have OTLLC contribute funds to approved joint venture programs and budgets on the Company’s behalf, each such contribution to be treated as a non-recourse loan. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loan will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée/Oyu Tolgoi JV. In the absence of available cash flow, the loan will not be repayable. The loan is not expected to be repaid within one year.

Q2 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Contractual Obligations

As at June 30, 2022, the Company had the following contractual obligations outstanding:

	Total	Less than 1 year	1 - 3 years	3-5 years	More than 5 years
Lease commitments	$728	$137	$410	$181	$—

SHAREHOLDERS’ DEFICIENCY

The Company’s authorized share capital consists of unlimited common shares without par value.

At June 30, 2022 and the date of this MD&A, the Company had 196,843,690 shares issued and outstanding.

Share Purchase Warrants

During the six months ended June 30, 2022, share purchase warrants to purchase 4,115,354 common shares with an exercise price of C$0.55 were exercised resulting in gross proceeds of C$2,263,445 being received by the Company. 586,803 share purchase warrants with an exercise price of C$0.55 expired on January 10, 2022.

The following share purchase warrants were outstanding as at the date of this report:

Number of share purchase warrants (000’s)	Exercise price per share purchase warrant C$	Expiry date
5,139	0.60	September 13, 2023

Stock Option Plan

As at June 30, 2022 and the date of this MD&A, the Company had 9,614,500 stock options outstanding of which 9,464,500 are exercisable.

The following is a summary of stock options outstanding as at the date of this report:

Number of share options (000`s)	Number of share options vested (000’s)	Exercise price per share option (C$)	Expiry date
1,765	1,765	0.52	Oct 2022
3,800	3,800	0.365 - 0.63	Feb - Dec 2023
1,545	1,545	0.365	Dec 2024
1,285	1,285	0.51	Dec 2025
920	920	0.77	Dec 2026
300	150	0.82 - 1.07	Apr - June 2027
9,615	9,465

Deferred share units (DSU)

DSUs are granted to the Company’s directors and executives as a part of compensation under the terms of the Company’s Deferred Share Unit Plan (the "DSU Plan"). Typically, DSUs vest when certain conditions as stated in the DSU Plan are met, except in the event of an earlier change of control, in which case, the DSUs will vest fully upon such change of control.

Q2 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

At June 30, 2022, the following DSUs were outstanding and fully vested:

Number of DSUs (000’s)
Outstanding - December 31, 2021	1,065
Outstanding - June 30, 2022	1,065

Each vested DSU entitles the holder to receive one common share of the Company or a cash payment equivalent to the closing price of one common share of the Company on the TSX on the last trading day preceding the DSU’s redemption date.

DEFERRED REVENUE - SANDSTORM

The Company has an agreement to use future payments that it receives from its mineral property interests to purchase and deliver gold, silver and copper credits to Sandstorm (the "Sandstorm Agreement").

Under the terms of the Sandstorm Agreement, Sandstorm provided the Company with a net deposit of C$30.9 million (the "Deposit") in exchange for the future delivery of gold, silver and copper credits equivalent to:

•	28.1% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Shivee Tolgoi mining licence (excluding the Shivee West Property); and
•	21.3% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Javhlant mining licence.

Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Entrée/Oyu Tolgoi JV Property (as currently defined) the cash payment will be increased to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit.

The Deposit has been accounted for as deferred revenue on the statement of financial position and is subject to foreign currency fluctuations upon conversion to US dollars at each reporting period. The Deposit contains a significant financing component and, as such, the Company recognizes a financing charge at each reporting period and grosses up the deferred revenue balance to recognize the significant financing element that is part of this contract at a discount rate of 8%.

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

Further information in relation to the Sandstorm Agreement is available in the Company’s AIF dated March 25, 2022.

OTHER DISCLOSURES

Off-Balance Sheet Arrangements

Entrée has no off-balance sheet arrangements except for the contractual obligation noted above.

Q2 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

Related Party Transactions

The Company’s related parties include key management personnel and directors. Direct remuneration paid to the Company’s directors and key management personnel during the three months ended March 31, 2022 and 2021 were as follows:

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Directors’ fees	$57	$43	$113	$85
Salaries and benefits	$229	$196	$452	$377
Share based compensation	$58	$—	$58	$—

As of June 30, 2022, included in the accounts payable and accrued liabilities balance on the consolidated statement of financial position is $0.0 million (December 31, 2021 - $0.0 million) due to the Company’s directors and key management personnel.

Upon a change of control of the Company, amounts totaling $1.3 million (December 31, 2021 - $1.2 million) may become payable to certain officers and management personnel of the Company.

Financial Instruments

a)	Fair value classification of financial instruments

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices). Level 3 inputs are for the assets or liabilities that are not based on observable market data (unobservable inputs).

The Company’s financial instruments consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities, loan payable and lease liabilities.

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their fair value due to their short terms to maturity.

The following table summarizes the classification and carrying values of the Company’s financial instruments at June 30, 2022:

June 30, 2022	FVTPL	Amortized cost (financial assets)	Amortized cost (financial liabilities)	Total
Financial assets
Cash and cash equivalents	$—	$7,698	$—	$7,698
Receivables	—	29	—	29
Deposits	—	12	—	12
Total financial assets	$—	$7,739	$—	$7,739

Financial liabilities
Accounts payable and accrued liabilities	$—	$—	$141	$141
Lease liabilities	—	—	614	614
Loan payable	—	—	10,440	10,440
Total financial liabilities	$—	$—	$11,195	$11,195

Q2 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

CRITICAL ACCOUNTING ESTIMATES, RISKS AND UNCERTAINTIES

The preparation of condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated interim financial statements and accompanying notes. Actual results could differ materially from those estimates.

Measurement of the Company’s assets and liabilities is subject to risks and uncertainties, including those related to reserve and resource estimates; title to mineral properties; future commodity prices; costs of future production; future costs of restoration provisions; changes in government legislation and regulations; future income tax amounts; the availability of financing; and various operational factors. The Company’s estimates identified as being critical are substantially unchanged from those disclosed in the MD&A for the year ended December 31, 2021.

Entrée is a mineral exploration and development company and is exposed to a number of risks and uncertainties due to the nature of the industry in which it operates and the present state of development of its business and the foreign jurisdictions in which it carries on business. The material risks and uncertainties affecting Entrée, their potential impact, and the Company`s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2021 and in its AIF dated March 25, 2022 in respect of such period, both of which are available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on the Company’s website at www.EntreeResourcesLtd.com.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing internal control over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. No change in the Company’s internal control over financial reporting occurred during the period beginning on April 1, 2022 and ended on June 30, 2022 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NON-IFRS PERFORMANCE MEASUREMENT

Non-IFRS Performance Measurement: "Cash costs after credits" (C1) and all-in sustaining cost (ASIC) are non-IFRS performance measurements. These performance measurements are included because these statistics are widely accepted as the standard of reporting cash costs of production in North America. These performance measurements do not have a meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measurements should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

Forward-looking statements include, but are not limited to, statements with respect to corporate strategies and plans; requirements for additional capital; uses of funds and projected expenditures; the arbitration proceedings, including the potential benefits, timing and outcome of the arbitration proceedings; the Company’s plans to continue discussions with OTLLC and Turquoise Hill regarding potential amendments to the Entrée/Oyu Tolgoi JVA; the expectations set out in OTMSS20 and the 2021 Technical Report on the Company’s interest in the Entrée/Oyu Tolgoi JV Property; timing and status of Oyu Tolgoi underground development; the expected timing of sustainable production from Panel 0 on the Oyu Tolgoi mining licence; the nature of the ongoing relationship and interaction between Oyu Tolgoi project stakeholders and the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the key agreements entered into between Turquoise Hill, Rio Tinto and the Government of Mongolia are implemented along with the implementation of Resolution 103; the mine design for Hugo North Lift 1 Panel 0 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North (including Hugo North Extension) Lift 1 and the possible outcomes, content and timing thereof; the timing and progress of the sinking of Shafts 3 and 4 and any delays in that regard in addition to previously disclosed delays; timing and amount of production from Lift 1 of the Entrée/Oyu Tolgoi JV Property, potential production delays and the impact of any delays on the Company’s cash flows, expected copper, gold and silver grades, liquidity, funding requirements and planning; future commodity prices; the potential impact of COVID-19 on Oyu Tolgoi underground development and the Company’s business, operations and financial condition; the estimation of mineral reserves and resources; projected mining and process recovery rates; estimates of capital and operating costs, mill and concentrator throughput, cash flows and mine life; the content of the Definitive Estimate; capital, financing and project development risk; mining dilution; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and Entrée’s interest in the Entrée/Oyu Tolgoi JV Property; the potential for Entrée to be included in or otherwise receive the benefits of the Oyu Tolgoi Investment Agreement or another similar agreement; the potential for the Government of Mongolia to seek to directly or indirectly invest in Entrée’s interest in the Hugo North Extension and Heruga deposits; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

Q2 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

In certain cases, forward-looking statements and information can be identified by words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies, the correct interpretation of agreements, laws and regulations; the commencement and conclusion of the arbitration proceedings, including the potential benefits, timing and outcome of the arbitration proceedings; local and global economic conditions and negotiations and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, including inflationary pressures thereon resulting in cost escalation, and anticipated future production and cash flows; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; the construction and continued development of the Oyu Tolgoi underground mine; the status of Entrée’s relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill; and the Company’s ability to operate sustainably, its community relations and its social licence to operate.

With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the nature of the ongoing relationship and interaction between OTLLC, Turquoise Hill and Rio Tinto and the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the key agreements entered into between Turquoise Hill, Rio Tinto and the Government of Mongolia are implemented along with the implementation of Resolution 103; the continuation of undercutting in accordance with the mine plan and design; actual timing of first sustainable production from Panel 0 as well as the lifting of restrictions by the Government of Mongolia on the ability of OTLLC to incur additional indebtedness; the amount of any future funding gap to complete the Oyu Tolgoi project; the approval or non-approval by the OTLLC board of any future necessary additional investment, and the likely consequences on the timing and overall economic value of the Oyu Tolgoi project, including slowdown of the underground development; Turquoise Hill’s liquidity, Oyu Tolgoi project funding requirements, and the sources, availability, and amount of potential Oyu Tolgoi project funding; the implementation and successful execution of the funding plan that is the subject of the Amended HoA and potential delays in the ability of Turquoise Hill or OTLLC to proceed with the funding elements contemplated by the Amended HoA; the accuracy of the Definitive Estimate; the timing and cost of the construction and expansion of mining and processing facilities; inflationary pressures on prices for critical supplies for Oyu Tolgoi including fuel, power explosives and grinding media resulting in cost escalation; the ability of OTLLC or the Government of Mongolia to deliver a domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC or the Government of Mongolia to construct such a source) within the required contractual timeframe; sources of interim power; OTLLC’s ability to operate sustainably, its community relations, and its social licence to operate in Mongolia; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practises in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; international conflicts such as the ongoing Russia-Ukraine conflict; projected commodity prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

Q2 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

The 2021 PEA is based on a conceptual mine plan that includes Inferred mineral resources. Numerous assumptions were made in the preparation of the 2021 PEA, including with respect to mineability, capital and operating costs, including inflationary pressures thereon resulting in cost escalation, production schedules, the timing of construction and expansion of mining and processing facilities, and recoveries, that may change materially once production commences at Hugo North Extension Lift 1 and additional development and capital decisions are required. Any changes to the assumptions underlying the 2021 PEA could cause actual results to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements and information relating to the 2021 PEA.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks related to the potential impact of global or national health concerns, including the COVID-19 pandemic; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; global climate change; global conflicts; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; and those factors discussed in the section entitled "Critical Accounting Estimates, Risks and Uncertainties" in this MD&A and in the section entitled "Risk Factors" in the AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

TECHNICAL INFORMATION

Robert Cinits, P.Geo., formerly Entrée’s Vice-President, Corporate Development and currently a consultant to the Company, has approved the technical disclosure in this MD&A. Mr. Cinits is a Qualified Person ("QP") as defined by NI 43-101.

Cautionary Note to United States Investors - Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

All mineral reserve and mineral resource estimates included in this MD&A have been prepared in accordance with NI 43-101, which incorporates by reference the definitions of the terms ascribed by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") in the CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014, as may be amended from time to time by the CIM.

Q2 2022 MD&A (table amounts expressed in thousands of US Dollars, except per share amounts and where otherwise noted)

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral properties. NI 43-101 differs from the disclosure requirements of the United States Securities and Exchange Commission generally applicable to U.S. companies.

Accordingly, descriptions of mineral deposits contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, following a transition period, the SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. As a "foreign private issuer" (as such term is defined in Rule 3b-4 under the U.S. Exchange Act) that files its annual report on Form 40-F with the SEC pursuant to the U.S.-Canada Multijurisdictional Disclosure System ("MJDS"), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and CIM. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the SEC Modernization Rules, which differ from the requirements of NI 43-101 and CIM.

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